Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Tax-Free Municipal Funds, which is comprised of Dreyfus BASIC New York
Municipal Money Market Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of June 30, 2014, and from May 31, 2014 through June 30, 2014, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
June 30, 2014, and with respect to agreement of
security purchases and sales, for the period from
May 31, 2014 (the date of the Fund's last
examination) through June 30, 2014:
1.	Obtained of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of June 30, 2014;
5.	Agreement of pending purchase activity for
the Fund as of June 30, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Fund as of June 30, 2014 to documentation
of corresponding subsequent bank
statements;
7.	Agreement of a minimum of five purchases
and five sale from the period May 31, 2014
(the date of the Fund's last examination)
through June 30, 2014, from the books and
records of the Fund to the bank statements
noting that they had been accurately
recorded and subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period July 1, 2013 to
June 30, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2014, and from May 31, 2014 through June 30, 2014, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus/Laurel Tax-Free Municipal Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
October 1, 2014



October 1, 2014

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus/Laurel Tax-Free Municipal
Funds and Dreyfus BASIC New York Municipal
Money Market Fund, is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of June 30, 2014 and from May 31, 2014 through June 30, 2014.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,
2014 and from May 31, 2014 through June 30, 2014 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus/Laurel Tax Free Municipal Funds


Jim Windels
Treasurer

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